UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC.
401(k) INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pinnacle Entertainment, Inc.
3800 Howard Hughes Pkwy.
Las Vegas, Nevada 89169

Required Information
The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of RubinBrown LLP, consenting to the incorporation by reference in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) of its report dated June 22, 2009 contained herein with respect to the annual financial statements of the Plan as of December 31, 2008 is filed as Exhibit 23.1 to this Annual Report on Form 11-K.
The written consent of Piercy Bowler Taylor and Kern, Certified Public Accountants, consenting to the incorporation by reference in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) of its report dated June 27, 2008 contained herein with respect to the annual financial statements of the Plan as of December 31, 2007 is also filed as Exhibit 23.2 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
Index

Page
Reports of Independent Registered Public Accounting Firms	4

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8

Supplemental Schedules:

Schedule H, Line 4i- Schedule of Assets (Held at End of Year), December 31, 2008	13

All other schedules have been omitted as not applicable

Exhibits:

Exhibit Index	15

Exhibit 23.1 - Consent of RubinBrown LLP
Exhibit 23.2 - Consent of Piercy Bowler Taylor and Kern

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada
We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as of January 1, 2008.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ RubinBrown LLP
St. Louis, Missouri
June 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada
We have audited the accompanying statement of net assets available for benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.
PIERCY BOWLER TAYLOR & KERN
/s/ Piercy Bowler Taylor & Kern
Certified Public Accountants
Las Vegas, Nevada
June 27, 2008

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Participant-directed investments, at fair value	$37,746,513	$47,880,129
Cash (money market account)	—	30,352

	37,746,513	47,910,481

Receivables:
Employer contributions	—	986,250
Participants contributions	—	73,367
Interest, dividend and capital gains receivable	—	6,524

	—	1,066,141

	37,746,513	48,976,622

Liabilities:
Excess contribution refunds	79,062	89,863

	37,667,451	48,886,759

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,464	(7,787)

Net assets available for benefits	$37,671,915	$48,878,972

See report letter and notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

2008

Investment (loss) income:
Interest and dividend	$653,118
Interest on loans	247,680
Net depreciation in fair value of investments	(15,964,590)

Total investment (loss) income	(15,063,792)

Contributions:
Participants’ contributions	8,873,287
Employer contributions	1,471,688
Participants’ rollover contributions	478,247

Total contributions	10,823,222

Deductions:
Benefits paid to participants	6,882,392
Administration and trust fees	84,095

Total deductions	6,966,487

Net decrease	(11,207,057)

Net assets available for benefits:
Beginning of year	48,878,972

End of year	$37,671,915

See report letter and notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan covering all employees of Pinnacle Entertainment, Inc. (“Pinnacle”) and Subsidiaries (collectively, the “Employer”) and who have met the Plan’s service eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Employer adopted the Union Bank of California, N.A. (“UBOC”) prototype plan. During the year ended December 31, 2007, UBOC provided record-keeping and administrative services for and was the trustee of the Plan and held its assets. However, effective as of January 1, 2008, Prudential Bank & Trust (“ Prudential”) became the successor trustee of the Plan and Prudential Retirement Insurance and Annuity Company became its successor record-keeper. Through an Interim Services Agreement between UBOC and Prudential effective January 1, 2008, UBOC retained the responsibility to continue to provide services until the proper transfer and conversion of the Plan was effected. Additionally, UBOC remained custodian of the assets of the Plan until its assets were physically moved to the Prudential platform. On June 23, 2008, the Plan transfer and conversion were completed.
Eligibility An employee who has completed 500 hours of service within his or her first twelve months of employment is generally eligible to participate in the Plan. An employee who does not meet this requirement is generally eligible to participate in the Plan if and when he or she has been credited with 1,000 hours of service during a Plan year. Certain employees are not eligible to participate in the Plan.
Contributions Each year, participants may contribute up to 100% of pre-tax annual compensation subject to an Internal Revenue Service (“IRS”) dollar limit, as defined in the Plan. A participant is automatically enrolled in the Plan at a contribution level of 2% of his or her pre-tax compensation, unless he or she elects a different level of contribution or elects not to be enrolled. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan imposes a 20% limit on the percentage of contributions which may be invested in Pinnacle common stock.
Employer matches are discretionary. Currently, the Employer matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions, disregarding the participant’s pre-tax contributions in excess of 5% of the participant’s salary deferral. To be eligible to receive a share of Employer matching contributions that are allocated at the end of a Plan year, a participant must complete 1,000 hours of service and be employed by the Employer on the last day of the Plan year, except in the case of the participant’s death or disability. In 2008, the total amount of the Employer discretionary matching contributions was $1,471,688.
Participant Accounts Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of the participant’s accounts is based on years of service, as defined in the Plan. Participants are vested in Employer contributions plus actual earnings thereon at 20% after one year of service and an additional 20% each year thereafter until 100% vested upon five years of service. A participant becomes fully vested in his or her Employer contributions plus actual earnings thereon on his or her death, disability, or reaching age 65.
See report letter

Forfeitures Forfeitures may be used to reduce Employer contributions. At December 31, 2008, forfeitures of $173,314 were available to reduce future Employer contributions.
Participant Loans Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance, if any, during the prior year. Participant loans are secured by the participant’s account balance and bear interest at prevailing rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2008, range from 5% to 9.25%. As of December 31, 2008 and 2007, loans outstanding were $3,164,067 and $3,031,678, respectively.
Payment of Benefits On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant becomes fully vested in his or her Employer contributions plus actual earnings thereon on his or her death, disability, or reaching age 65. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. Upon attaining age
59 1/2, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70 1/2, a participant may be required to take a partial withdrawal in accordance with Plan provisions. Participants with rollover balances may take a distribution from their rollover funds at any time in accordance with the Plan provisions.
Administrative Expenses Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent registered public accountants, may be paid by the Plan or by the Employer, at its discretion.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value (see Note 3). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition Cash, mutual funds, and common stock are reported at fair value and participant loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund, a common collective trust, is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrators to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.
Concentration of Risk The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.
Reclassification A reclassification has been made to prior year’s Statement of Net Assets Available for Benefits in order to conform to the current year presentation. A balance of $148,707 was reclassified from “Forfeitures account” caption to the “Participant-directed investments, at fair value” as of December 31, 2007. This reclassification had no impact on the previously reported balance of Net Assets Available for Benefits.
See report letter

Recently Issued Accounting Pronouncement As of January 1, 2008, the Plan adopted the provisions of Statement on Financial Accounting Standards (“SFAS”) No. 157 (“SFAS No. 157”), “Fair Value Measurements” for its investments. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS No. 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see
Note 3).
NOTE 3. FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon assumptions (inputs) used to price the assets and liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.
As of December 31, 2008, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds	$27,837,830	$27,837,830	$—	$—
Common collective interest fund	4,561,299	—	4,561,299	—
Pinnacle common stock	2,175,048	2,175,048	—	—
Participant loans	3,164,067	—	—	3,164,067
Other	8,269	—	8,269	—

Total investments at fair value	$37,746,513	$30,012,878	$4,569,568	$3,164,067

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3

Fair value, beginning of year	$3,031,678
Purchases, sales, issuance and settlements (net)	132,389

Fair value, end of year	$3,164,067

See report letter

NOTE 4. INVESTMENTS
Investments are fully participant-directed. The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007, respectively.

	December 31,	December 31,
	2008	2007
UBOC Stable Value A Fund	$4,561,299	$3,549,950
Davis New York Venture Fund	4,108,678	7,646,451
Fidelity Advisor Equity Growth Fund	3,606,959	7,495,279
PIMCO Real Return Bond A Fund	3,228,216	3,593,827
Participant Loans	3,164,067	3,031,678
High Mark Diversified Money Market (a)	3,065,462	1,657,797
MFS Research International Fund	2,654,894	4,635,829
Pinnacle Common Stock	2,175,048	3,376,015

(a)	Investment did not represent five percent or more of the Plan’s net assets available for benefits at December 31, 2007.
During 2008, Plan investments depreciated in fair value as follows:

December 31,
2008
Mutual funds	$(13,521,076)
Pinnacle common stock	(2,400,079)
Other	(43,435)

$(15,964,590)

NOTE 5. INVESTMENT CONTRACT
In 2003, the Plan entered into a benefit-responsive investment contract with UBOC in relation to the UBOC Stable Value Fund. Effective January 1, 2008, Prudential became the successor trustee of the Plan and Prudential Retirement Insurance and Annuity Company became its successor record-keeper. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measure attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
There are no allowances necessary against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events would limit the ability of the Plan to transact at contract value with the issuer, including the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition of competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrators do not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
See report letter

The guaranteed investment contract does not permit the agreement to be terminated prior to the scheduled maturity.

Average yields:	2008
Based on actual earnings	4.48%
Based on interest rate credited to participants	4.51%
NOTE 6. PLAN TERMINATION
The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.
NOTE 7. TAX STATUS
The Plan is a prototype plan that is the subject of a favorable opinion letter from the IRS dated April 29, 2002, and the Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.
NOTE 8. TRANSACTIONS WITH RELATED PARTIES
During 2007, the Plan engaged in transactions with UBOC, Prudential, and the Employer, who are parties-in-interest as defined by ERISA.
During 2007, two of the Plan’s investments, UBOC Stable Value Fund and the High Mark Diversified Money Market Fund, were managed by UBOC. However, effective as of January 1, 2008, Prudential became the successor trustee of the Plan and Prudential Retirement Insurance and Annuity Company became its successor record-keeper. Through an Interim Services Agreement between UBOC and Prudential effective January 1, 2008, UBOC retained the responsibility to continue to provide services until the proper transfer and conversion of the Plan was effected. Additionally, UBOC remained custodian of the assets of the Plan until its assets were physically moved to the Prudential Platform. On June 23, 2008, the Plan transfer and conversion were completed. At December 31, 2008 and 2007, the Plan held shares in UBOC Stable Value Fund and the High Mark Diversified Mutual Fund with a cost basis of $7,626,761 and $5,201,877, respectively. In 2008, the Plan acquired $4,561,823 and disposed of $1,954,712 of the funds. Fees were paid by the Plan to UBOC for investment management services, and were accounted for as a reduction of the investment return earned. These fees were not material to the Plan.
At December 31, 2008 and 2007, the Plan held 283,209 and 143,294 shares of Pinnacle common stock, respectively, with a cost basis of $3,644,204 and $2,790,620, respectively. In 2008, the Plan acquired 197,548 shares of Pinnacle common stock at an average cost of $9.05 per share and disposed of 59,338 shares of Pinnacle common stock at a realized loss of $339,739.
See report letter

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-3667491 Plan #003
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c) Description of investment
		including maturity date, rate of
		interest, collateral, par, or
(a)	(b) Identity of issue, borrower, lessor, or similar party	maturity value	(e) Current Value
	UBOC Stable Value Fund	Common collective interest fund	$4,561,299
	Davis New York Venture Fund	Mutual Fund	4,108,678
	Fidelity Advisor Equity Growth Fund	Mutual Fund	3,606,959
	PIMCO Real Return Bond A Fund	Mutual Fund	3,228,216
	Participant Loans	Interest at 5.0% to 9.25%, due through 2037	3,164,067
	High Mark Diversified Money Market	Mutual Fund	3,065,462
	MFS Research International Fund	Mutual Fund	2,654,894
*	Pinnacle Entertainment, Inc. Common Stock	Common stock, 283,209 shares	2,175,048
	Barclay Global Investors LifePath 2010 Fund	Mutual Fund	1,932,376
	MFS Value Fund	Mutual Fund	1,704,098
	Allianz NFJ Small Cap Value A	Mutual Fund	1,441,793
	Barclay Global Investors LifePath 2020 Fund	Mutual Fund	1,427,768
	Barclay Global Investors LifePath 2040 Fund	Mutual Fund	1,185,504
	Turner Small Cap Growth/Investor	Mutual Fund	1,179,908
	Barclay Global Investors LifePath 2030 Fund	Mutual Fund	1,176,011
	RS Value Fund	Mutual Fund	808,480
	Barclay Global Investors LifePath Retirement Fund	Mutual Fund	317,683
	Individually Directed Accounts	Participant-directed brokerage account	8,192
	Prudential Insurance Company of America	Payments due to participants	77

			$37,746,513

*	Identifies a party-in-interest to the Plan.
See report letter

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN
Dated: June 23, 2009	By:	/s/ Stephen H. Capp
Stephen H. Capp
Plan Administrator Pinnacle Entertainment, Inc. Executive Vice President, Chief Financial Officer

Dated: June 23, 2009	By:	/s/ Christopher K. Plant
Christopher K. Plant
Plan Administrator Pinnacle Entertainment, Inc. Vice President, Investor Relations and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm
23.2	Consent of Piercy Bowler Taylor & Kern, Independent Registered Public Accounting Firm